Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sally Beauty Holdings, Inc.:

We consent to the use of our reports dated November 15, 2017, with respect to the consolidated balance sheets of Sally Beauty Holdings, Inc. as of September 30, 2017 and 2016, and the related consolidated statements of earnings, comprehensive income, cash flows, and stockholders’ deficit for each of the fiscal years in the three-year period ended September 30, 2017, and the effectiveness of internal control over financial reporting as of September 30, 2017, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, Texas

May 8, 2018

Alston & Bird LLP